NEWS RELEASE

Metallurgical Testwork Indicates Marketable Sinter Feed Product

August 3rd, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce preliminary metallurgical results based on analysis and interpretation by BBA Inc. of the testwork available to date on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  Projected weight recovery and iron recovery will be 37.8% and 82.8% respectively.  The concentrate produced will have a P50 of approximately 167 microns and a P80 of 263 microns. Based on Alderon’s preliminary market survey, it is believed that this particle size distribution will be an acceptable product for a sinter feed application.

The Kami Project Scoping Study scheduled for September 2011, will consider the production of a single combined concentrate from spiral separation (“spirals”) and from a magnetic separation processing plant (“mag-plant”).  Approximately 78% of the total concentrate is expected to be produced by the spirals and 22% by the mag-plant.

Results suggest that a concentrate with the following chemical composition can be produced:

Fe	Mag	Hem	SiO2		Mn	Al2O3	MgO	CaO	TiO2	Cr2O2	V2O5	P2O5	S
65.5%	65.1%	26.3%	4.5x	%	0.75%	0.20%	0.43%	0.44%	0.04%	<0.01%	<0.01%	<0.01%	0.053%

Complete testwork results, as well as their detailed analysis and interpretation, will be released as part of the Scoping Study.

“The positive metallurgical results are another significant step in bringing the Kami Project into operation,” says Brian Penney, Chief Operating Officer of Alderon.  “The concentrate particle size distribution indicated by the testwork demonstrates that magnetic separation will provide a concentrate acceptable for market demands.  The concentrate is expected to have very low deleterious elements with phosphorous being less than 0.01% and alumina at only 0.20%.  Manganese is within acceptable range at 0.75%, which will allow for the broadest possible market for the Kami product as it is well below the critical 1% cut-off.”

Metallurgical Testwork

The testwork was performed over a range of particle sizes and included analysis of over 850 drill core samples with the following analytical techniques: Heavy Liquid Separation, Davis Tube Analysis, Wilfley Table and High Definition Mineralogical Analysis using a Quantitative Evaluation of Minerals by Scanning Electron Microscopy (QEMSCAN).  The testwork was performed by SGS Minerals Services, an independent laboratory in Lakefield, Ontario.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Brian Penney, P.Eng., the Chief Operating Officer for Alderon and a Qualified Person as defined by NI 43-101 has reviewed and approved the technical information contained in this news release.  Mr. Penney has verified the data disclosed in this news release, including sampling, analytical and test data underlying the information disclosed in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com.  Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical report and Mineral Resource Estimate on the Kamistiatusset property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011.

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

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www.alderonmining.com

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the composition of a concentrate that can be produced from the Kami Project, the timing for completion of a scoping study, the estimated percentage of concentrate produced from spirals or by mag-plant, projected weight recovery and iron recovery, that concentrate will meet market demands, costs and budgets related to the Kami Project, the pellet plant not being constructed and future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; the possibility that the testwork may not be demonstrated on a larger scale; the need for permits; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010  other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.